                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D

                                  Rule 13d-101
                              --------------------

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 15)

                            PRIME GROUP REALTY TRUST
                                (Name of Issuer)

                      COMMON SHARES OF BENEFICIAL INTEREST,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   74158J 10 3
                                 (CUSIP Number)

                               MICHAEL W. RESCHKE
                            C/O THE PRIME GROUP, INC.
                              77 WEST WACKER DRIVE
                                   SUITE 4200
                                CHICAGO, IL 60601
                                 (312) 917-1500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                             MICHAEL E. KERNAN, ESQ.
                                MCGUIREWOODS LLP
                              77 WEST WACKER DRIVE
                                   SUITE 4300
                                CHICAGO, IL 60601
                                 (312) 849-8222

                                 April 30, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e); 13d-1(f) or 13d-1(g), check the following box: _




                         (Continued on following pages)
                                  Page 1 of 17

                                  SCHEDULE 13D

CUSIP No.  74158J 10 3

1.       NAME OF REPORTING PERSON: Michael W. Reschke
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  _
                                                              (b)  _

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         OO, BK, PF, AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     _

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-----------------------------------------------------------------------------

NUMBER OF SHARES               7.         SOLE VOTING POWER - 562,298*
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         -----------------------------------------------
                               8.        SHARED VOTING POWER - 378,097*

                              -----------------------------------------------
                               9.        SOLE DISPOSITIVE POWER - 562,298*

                              -----------------------------------------------
                              10.        SHARED DISPOSITIVE POWER- 378,097*
-----------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*Mr. Reschke individually beneficially owns 562,298 Common Shares, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust (the "Issuer"), which number includes 198,337 Common Shares held directly by Mr. Reschke and options to acquire 363,961 Common Shares. Mr. Reschke may be deemed to share beneficial ownership of: (i) the 256,572 Common Shares and the 47,525 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value), directly held by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), by virtue of his ownership of an approximate 51.24% equity interest in PGLP, Inc., an Illinois corporation ("PGLPI"), which is the managing general partner of PG-VI; and (ii) the 74,000 Common Shares directly held by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"), by virtue of his capacity as managing general partner of PGLP. In the aggregate, Mr. Reschke may be deemed to beneficially own 892,870 Common Shares and 47,525 Common Units.

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                   _

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Mr. Reschke individually beneficially owns 562,298 Common Shares, which number includes 198,337 Common Shares held directly by Mr. Reschke and options to acquire 363,961 Common Shares, which, assuming the exercise of the options,


                         (Continued on following pages)
constitute approximately 3.5% of the outstanding Common Shares of the Issuer. Mr. Reschke may be deemed to share beneficial ownership of the: (i) 256,572 Common Shares and 47,525 Common Units directly held by PG-VI which, together, assuming exchange of such Common Units for Common Shares, constitute approximately 1.9% of the outstanding Common Shares of the Issuer, by virtue of his ownership of an approximate 51.24% equity interest in PGLPI, which is the general partner of PG-VI; and (ii) 74,000 Common Shares directly held by PGLP, which constitute approximately 0.5% of the outstanding Common Shares of the Issuer, by virtue of his position as managing general partner of PGLP. In the aggregate, Mr. Reschke may be deemed to beneficially own 892,870 Common Shares and 47,525 Common Units, which, assuming the exercise of the options and the exchange of the Common Units for Common Shares, constitute approximately 5.8% of the total outstanding Common Shares of the Issuer.

14.      TYPE OF REPORTING PERSON - IN
























                         (Continued on following pages)
                                  Page 3 of 17

                                  SCHEDULE 13D

CUSIP No.  74158J 10 3

1.        NAME OF REPORTING PERSON:  Primestone Investment Partners L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  _
                                                               (b)  _
3.        SEC USE ONLY

4.        SOURCE OF FUNDS


5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      _

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware, United States of America
-----------------------------------------------------------------------------
NUMBER OF SHARES              7.      SOLE VOTING POWER - 0*
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         -----------------------------------------------
                              8.      SHARED VOTING POWER - 0*
                              -----------------------------------------------
                              9.      SOLE DISPOSITIVE POWER - 0*
                              -----------------------------------------------
                              10.     SHARED DISPOSITIVE POWER - 0*
-----------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         *Due to the events described in Item 4 below, Primestone
         Investment Partners L.P., a Delaware limited partnership
         ("Primestone"), is no longer considered the beneficial owner of any Common Shares or Common Units of the Issuer and, as a result, unless required otherwise, will not be included in future Amendments to this Schedule 13D.

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            _
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

14.      TYPE OF REPORTING PERSON - PN











                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No.  74158J 10 3

1.        NAME OF REPORTING PERSON: PG/Primestone, L.L.C.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  _
                                                                   (b)  _
3.        SEC USE ONLY

4.        SOURCE OF FUNDS


5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       _

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware, United States of America
-----------------------------------------------------------------------------
NUMBER OF SHARES              7.      SOLE VOTING POWER - 0*
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         -----------------------------------------------
                              8.      SHARED VOTING POWER - 0*
                              -----------------------------------------------
                              9.      SOLE DISPOSITIVE POWER - 0*
                              -----------------------------------------------
                              10.     SHARED DISPOSITIVE POWER - 0*
-----------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          *Due to the events described in Item 4 below, PG/Primestone, L.L.C., a Delaware limited liability company ("PG LLC"), is no longer considered the beneficial owner of any Common Shares or Common Units of the Issuer and, as a result, unless required otherwise, will not be included in future Amendments to this
          Schedule 13D.

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                   _
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14.       TYPE OF REPORTING PERSON - OO












                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No.  74158J 10 3

1.        NAME OF REPORTING PERSON: The Prime Group, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  _
                                                                   (b)  _
3.        SEC USE ONLY

4.        SOURCE OF FUNDS

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       _

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                Illinois, United States of America
-----------------------------------------------------------------------------
NUMBER OF SHARES              7.      SOLE VOTING POWER - 0*
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         -----------------------------------------------
                              8.       SHARED VOTING POWER - 0*
                              -----------------------------------------------
                              9.       SOLE DISPOSITIVE POWER - 0*
                              -----------------------------------------------
                              10.      SHARED DISPOSITIVE POWER - 0*
-----------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          *Due to the events described in Item 4 below, The Prime Group, Inc., an Illinois corporation ("PGI"), is no longer considered the beneficial owner of any Common Shares or Common Units of the Issuer and, as a result, unless required otherwise, will not be included in future Amendments to this Schedule 13D.

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                       _

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14.       TYPE OF REPORTING PERSON - CO





                         (Continued on following pages)
                                  Page 6 of 17

     This Amendment No. 15 to Schedule 13D ("Amendment No. 15") should be read in conjunction with the Report on Schedule 13D of Reschke, PG LLC, Primestone, and PGI (together, the "Reporting Persons") originally filed on March 8, 2000, as amended by Amendment No. 1 to Schedule 13D filed on October 23, 2000, by Amendment No. 2 to Schedule 13D filed on August 24, 2001, by Amendment No. 3 to
Schedule 13D filed on September 4, 2001, by Amendment No. 4 to Schedule 13D filed on September 21, 2001, by Amendment No. 5 to Schedule 13D filed on October 12, 2001, by Amendment No. 6 to Schedule 13D filed November 14, 2001, by Amendment No. 7 to Schedule 13D filed November 21, 2001, by Amendment No. 8 to
Schedule 13D filed December 12, 2001, by Amendment No. 9 to Schedule 13D filed December 21, 2001, by Amendment No. 10 to Schedule 13D filed January 9, 2002, by Amendment No. 11 to Schedule 13D filed February 1, 2002, by Amendment No. 12 to
Schedule 13D filed February 15, 2002, by Amendment No. 13 to Schedule 13D filed February 19, 2002 and by Amendment No. 14 to Schedule 13D filed April 30, 2002(collectively, the "Schedule 13D"), with respect to the Common Shares of the Issuer. This Amendment No. 15 amends and supplements the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

     This Amendment No. 15 is being filed in connection with the events that occurred on April 30, 2002 in New York City, whereby Vornado PS, LLC held an auction to sell 7,944,893 Common Units of the Issuer then owned by Primestone and bid for and allegedly acquired such Common Units. Neither the actual filing of this Amendment No. 15, nor any statements herein should be considered (i) an admission as to the validity or legality of the Foreclosure Auction (defined below); or (ii) an admission in, or waiver of any rights that any of the Reporting Persons may have with respect to, the Primestone Appeal, the Vornado Action, the Cadim Action (as such terms are defined below) or any other causes of action, claims or agreements described in Item 4 below or contemplated by any of the Reporting Persons with respect thereto.

Item 4.  PURPOSE OF TRANSACTION.

     Reschke acquired his Common Shares for investment purposes. Prior to the Foreclosure Auction, each of the Reporting Persons was deemed the beneficial owner of the Common Units owned by Primestone. Due to the events described below in connection with the Foreclosure Auction (as defined below), Primestone, PG LLC and PGI are no longer considered the beneficial owners of any Common Units of the Issuer.

     On September 28, 2000, Vornado PS, LLC ("Vornado") made a $62,000,000 subordinated loan (the "Vornado Loan Agreement") to Primestone secured by a pledge of the 7,944,893 Common Units then held by Primestone in Prime Group Realty, L.P., the operating partnership of the Issuer (the "Operating Partnership"). The Common Units are exchangeable for 7,944,893 Common Shares or, at the option of the Issuer, an amount of cash equal to the fair market value of 7,944,893 Common Shares at the time of the exchange. Repayment of the amounts due under the Vornado Loan Agreement is guaranteed by Prime International, Inc., PGI, PGLP, PGLPI and Prime Group II, L.P. (the "Guarantors"), which are affiliates of Primestone. The Vornado Loan Agreement is subordinate to a loan (the "Amended and Restated Prudential Credit Agreement") that was made in the original principal amount of $40,000,000 in November 1997 by Prudential Securities Credit Corporation, and was later assigned to its affiliate, P-B Finance Ltd. ("PBF"). Repayment of the amounts due under the Amended and Restated Prudential Credit Agreement is secured by a pledge of the same 7,944,893 Common Units that secure repayment under the Vornado Loan Agreement and is guaranteed by the Guarantors.

     On August 22, 2001, Cadim inc. ("Cadim"), Reschke, PGI, Primestone, PG-VI, PG LLC and PGLP (sometimes referred to as the "PGI Parties") executed a Memorandum of Understanding (the "Original MOU") relating to a strategic transaction involving the Issuer and a loan to Primestone (the "Transactions"). On August 30, 2001, Cadim and the PGI Parties executed an Amended and Restated Memorandum of Understanding (the "Amended MOU"), which amended and restated the


                         (Continued on following pages)

Original MOU. Also on August 30, 2001, Cadim and the PGI Parties entered into an Amended and Restated Support and Standstill Agreement, which was amended on September 14, 2001, by Amendment No. 1 thereto (as amended, the "Amended PGI Standstill Agreement"). On October 10, 2001, Cadim agreed to release the PGI Parties from all exclusivity provisions set forth in the Amended PGI Standstill Agreement, and the PGI Parties agreed to release Cadim from certain confidentiality obligations set forth therein. On October 23, 2001, the Issuer announced that Cadim had informed the Issuer that Cadim had ceased negotiations relating to the proposed acquisition of the Issuer.

     According to the Schedule 13D filed with the Securities and Exchange Commission by the Vornado Realty Trust filing group on November 2, 2001 (the "Vornado November 2001 13D"), Vornado acquired the Amended and Restated Prudential Credit Agreement from PBF on October 31, 2001. At such time, Vornado asserted defaults under both the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement. Vornado then commenced foreclosure proceedings against the Common Units securing the repayment of those loans, and Primestone took the position that the loans in question were not in default at the time the defaults were asserted.

     Vornado stated that it intended to offer such Common Units at a public auction (the "Foreclosure Auction") pursuant to the foreclosure provisions of the Uniform Commercial Code on November 20, 2001, and that Vornado or any of its affiliates may bid at the Foreclosure Auction.

     On November 19, 2001, Vornado filed a complaint against Primestone in the Court of Chancery of the State of Delaware in and for New Castle County (the "Delaware Chancery Court") for declaratory and injunctive relief (Vornado PS, L.L.C. v. Primestone Investment Partners, L.P., C.A. No. 19264) (the "Vornado Action"). In the complaint, Vornado alleged that Primestone and its affiliates interfered with and are continuing to contest Vornado's right to enforce its security interest in the Common Units, and sought an order enjoining Primestone and its affiliates from interfering with the enforcement process, an order decreeing specific performance of certain contractual rights, a declaration regarding certain other contractual rights, a declaration establishing that the sale process Vornado expected to use in the Foreclosure Auction is commercially reasonable, and an award of fees, costs, and expenses pursuant to a series of contractual provisions. Primestone disputes Vornado's allegations, intends to vigorously defend itself against Vornado's claims, and on February 13, 2002, filed various counterclaims against Vornado, including claims for tortious interference, fraud, breach of contract, promissory estoppel, breach of fiduciary duties, constructive trust and wrongful foreclosure and is seeking both legal and equitable relief including monetary damages up to $150 million.

     On November 19, 2001, Primestone filed a voluntary petition for relief in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (case number 01-11355-MFW) under Chapter 11 of title 11 of the United States Code. The filing of this bankruptcy petition had the effect of staying the Foreclosure Auction and the Vornado Action.

     Also on November 19, 2001, according to the Schedule 13D filed with the Securities and Exchange Commission by the Cadim filing group on November 27, 2001 (the "Cadim 13D"), Cadim Acquisition, LLC, an indirect wholly-owned subsidiary of Cadim ("Cadim Acquisition"), Cadim, Vornado and Vornado Realty, L.P. ("Vornado Realty") entered into a Letter Agreement pursuant to which Cadim Acquisition agreed to pay Vornado $49,989,240 as consideration for (a) an undivided fifty percent participation interest in the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement held, directly or indirectly, by Vornado and Vornado Realty, subject to an opening credit of $4,767,079 to Vornado's interest account; and (b) a contribution to a possible joint effort with Vornado with respect to a possible strategic transaction relating to the Issuer.

     On December 10, 2001, PGI, PGLP, PG LLC, Prime Group II, L.P., Prime

                         (Continued on following pages)
                                  Page 8 of 17

Group IV, L.P, PG-VI, PGLPI and Prime International, Inc., filed a complaint against Cadim, Caisse de Depot et Placement du Quebec ("Caisse de Depot"), Cadim Acquisition, MacGregor Associates, Ltd. and John Parsons (the "Cadim Action") in the Circuit Court of Cook County, Illinois, County Department, Chancery Division (the "Illinois Cook County Circuit Court"). The Cadim Action includes claims for specific performance, constructive trust, breach of contract, unjust enrichment, conspiracy and fraud and seeks equitable relief and actual and punitive damages of an amount in excess of $150,000,000 arising out of the defendants' conduct relating to the Transactions. On May 17, 2002, the Illinois Cook County Circuit Court in the Cadim Action granted the Cadim defendants' motion to dismiss the claims for specific performance, constructive trust, unjust enrichment, fraud and conspiracy. On May 20, 2002, the plaintiffs' in the Cadim Action filed notice of voluntary dismissal of the breach of contract claim against the Cadim defendants and the fraud and conspiracy claims against MacGregor Associates, Ltd. and John Parsons. The Cadim Action plaintiffs are assessing their options and position against the Cadim Action defendants, including one or more of the following: (i) filing a motion to reconsider the Illinois Cook County Circuit Court's ruling; (ii) filing an appeal from the Illinois Cook County Circuit Court's ruling; (iii) seeking leave to amend the dismissed claims or to add new claims; and/or (iv) pursuing some or all of the dismissed claims in another forum.

     On December 18, 2001, Primestone's bankruptcy petition was dismissed and, as a consequence, the automatic stay of the Foreclosure Auction and the Vornado Action was lifted. Primestone subsequently appealed the dismissal of the bankruptcy petition to the United States District Court for the District of Delaware (the "Delaware District Court") and requested a stay of the Bankruptcy Court's dismissal order pending appeal.

     On December 20, 2001, the Cadim Action was amended to add Vornado, Vornado Realty, L.P. and Vornado Realty Trust as defendants and to add Primestone as a plaintiff. In addition, the amended complaint sought a temporary restraining order, preliminary injunction and permanent injunction barring Cadim and Vornado from foreclosing on the Common Units.

     Also on December 20, 2001, the Delaware Chancery Court issued a temporary restraining order (the "TRO") enjoining Primestone and its affiliates from prosecuting or proceeding with any lawsuit in any other jurisdiction that seeks to block the Foreclosure Auction or interfere with Vornado's right to enforce its security interest in the Common Units. The TRO did not prevent Primestone from contesting in the Vornado Action in the Delaware Chancery Court the Foreclosure Auction or to challenge Vornado's right to enforce its security interest in the Common Units.

     On January 4, 2002, the Delaware District Court stayed the Bankruptcy Court's order dismissing Primestone's bankruptcy petition, pending further order of the court. The stay had the effect of staying the Foreclosure Auction and the Vornado Action, including the hearing on the TRO that was scheduled for January 9, 2002. Primestone agreed not to prosecute its claims against Vornado in the Cadim Action in Illinois while the stay pending appeal is in effect.

     Also on January 4, 2002, Primestone filed a motion to dismiss or stay the Vornado Action in the Delaware Chancery Court. That motion is fully briefed and awaiting the court's ruling.

     On January 28, 2002, the Delaware District Court affirmed the Bankruptcy Court's December 18, 2001, order dismissing Primestone's bankruptcy petition. Primestone appealed the District Court's January 28 order to the Third Circuit Court of Appeals ("Primestone's Appeal"), and requested a stay of the Bankruptcy Court's dismissal order pending such appeal.

     On February 13, 2002, in the Vornado Action, Primestone requested that the Delaware Chancery Court issue a temporary restraining order or preliminary injunction against Vornado or its affiliates from scheduling, conducting or

                         (Continued on following pages)
                                  Page 9 of 17
otherwise participating in any Foreclosure Auction. Also on February 13, 2002, Primestone filed its answer to the complaint in the Vornado Action and its counterclaims against Vornado Realty and Vornado Realty Trust, which counterclaims are listed above in this Item 4.

     On February 15, 2002, the Third Circuit Court of Appeals (the "Court of Appeals") granted Primestone's request for a stay of the dismissal of Primestone's bankruptcy petition pending Primestone's Appeal, which had the effect of staying the Vornado Action and the Foreclosure Auction.

     On March 28, 2002, Vornado filed a complaint against the Guarantors with respect to repayment of the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement in the Supreme Court of the State of New York (Vornado P.S., L.L.C. v. The Prime Group, Inc., et al., Index No. 601219/02). The Guarantors dispute Vornado's allegations and intend to vigorously defend themselves against this action. On May 9, 2002, the Guarantors filed their answer and counterclaim in this action and asserted in the counterclaim the same type of counterclaims that Primestone has asserted against Vornado in the Vornado Action.

     On April 3, 2002, Vornado requested that the Court of Appeals vacate or modify the stay. In response, the Court of Appeals ordered Primestone to deposit cash or post a bond of $15 million by April 17, 2002 or the stay would be vacated. Primestone did not deposit the cash or post a bond. Rather, on April 17, 2002, Primestone requested an expedited oral argument and ruling on Primestone's Appeal, or alternatively, that the stay without the deposit of cash or the posting of a bond be continued during the pendency of Primestone's Appeal. On April 18, 2002, the Court of Appeals issued an order expediting oral arguments on Primestone's Appeal to Thursday, May 2, 2002, but denied the request to maintain the stay pending Primestone's Appeal. As a consequence, Vornado was allowed to proceed with the Vornado Action and the Foreclosure Auction.

     On Tuesday, April 30, 2002 in New York City, the Foreclosure Auction took place and Vornado bid for, and as a result, according to the Schedule 13D filed with the Securities and Exchange Commission by the Vornado Realty Trust filing group on May 1, 2002 (the "Vornado May 2002 13D") and a transfer notice received by the Issuer from Vornado (the "Transfer Notice"), claims to have acquired, the 7,944,893 Common Units held by Primestone for a purchase price of $8.35 per Common Unit. The purchase price was allegedly paid by reducing a portion of the outstanding indebtedness under the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement. As a result, Primestone requested that the Court of Appeals postpone the May 2, 2002 oral argument until Primestone had the opportunity to evaluate the effect of the Foreclosure Auction and determine the appropriate action to take with respect to Primestone's Appeal. Primestone has since determined to move to dismiss Primestone's Appeal in the Court of Appeals and to challenge the Foreclosure Auction in the other pending actions.

     On May 3, 2002, Primestone and the Guarantors filed a complaint against Vornado, Vornado Realty, Vornado Realty Trust, Cadim, Cadim Acquisition and Caisse de Depot in the Supreme Court of the State of New York (Primestone Investment Partners L.P. et al. v. Vornado PS, L.L.C. et al., Index No. 601687/02), in which Primestone and the Guarantors assert claims for constructive trust, breach of contract, tortious interference, fraud in the inducement and breach of fiduciary duty and seek declaratory and equitable relief and monetary damages. In this action, Primestone and the Guarantors, INTER ALIA, challenge the validity, legality and commercial reasonableness of the Foreclosure Auction, and seek an order reversing the sale of the Common Units at the Foreclosure Auction.

     Because each of Reschke, Primestone, PG LLC and PGI believe that the value of the Common Units is substantially greater than the price paid by Vornado at the Foreclosure Auction and greater than the amounts outstanding under the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement,

                         (Continued on following pages)
                                  Page 10 of 17
each of them will continue to assess his or its position in relation to Vornado, Cadim, the respective affiliates of Vornado and Cadim, and the Issuer, and, depending on various factors and subject to any legal or contractual constraints to which he or it is a party, may: (i) continue to contest the validity and legality of the Foreclosure Auction; (ii) pursue other legal or equitable procedures or proceedings as he or it may deem to be appropriate in the circumstances; (iii) dispose of all or any portion of the Common Units, Common Shares or other securities of the Issuer or Operating Partnership in a manner consistent with applicable laws; (iv) acquire additional Common Units, Common Shares or other debt or equity securities of the Issuer or its subsidiaries, in the open market, in private transactions or otherwise; (v) seek to engage, by itself or with one or more additional parties, in one or more extraordinary transaction, such as tender offers, mergers, reorganizations or liquidations involving the Issuer or any of its subsidiaries, or purchases or sales of a material amount of the assets of the Issuer or any of its subsidiaries; (vi) engage in discussions with the management and/or significant shareholders of the Issuer, or otherwise make a plan or proposal with respect to any of the foregoing; or (vi) take any other action that it may deem to be appropriate under the circumstances.

     It is possible that the Reporting Persons may from time to time formulate preliminary plans or proposals of one sort or another with respect to a possible strategic transaction relating to the Issuer. The Reporting Persons do not expect to amend this Schedule 13D with respect to any such plans or proposals until such time (if ever) as those plans or proposals become definitive enough to warrant such disclosure.

     In addition, Reschke and PGI may acquire, directly or indirectly, additional securities of the Issuer on the open market from time to time for investment purposes.

     Amendment One to Joint Filing Statement, which amends and cancels the Joint Filing Statement, dated as of March 8, 2000, by and among Reschke, PGI, PG LLC and Primestone, is listed as Exhibit 99.1 hereto and incorporated herein by reference.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Reschke directly beneficially owns 562,298 Common Shares, which includes 198,337 Common Shares and options to acquire 363,961 Common Shares which, assuming the exercise of the options, constitute approximately 3.5%% of the outstanding Common Shares of the Issuer. By virtue of (i) his ownership of an approximate 51.24% equity interest in PGLPI(the managing general partner of PG-VI), and (ii) his capacity as managing general partner of PGLP, Reschke may be deemed to share beneficially ownership of the 256,572 Common Shares and the 47,525 Common Units directly held by PG-VI and the 74,000 Common Shares directly held by PGLP which, assuming exchange of such Common Units for Common Shares and including PG-VI's 256,572 Common Shares and PGLP's 74,000 Common Shares, would constitute approximately 2.4% of the total outstanding Common Shares of the Issuer. In the aggregate, Mr. Reschke may be deemed to beneficially own 892,870 Common Shares and 47,525 Common Units, which, assuming the exercise of the options and the exchange of the Common Units for Common Shares, constitutes approximately 5.8% of the total outstanding Common Shares of the Issuer.

     As a result of the Foreclosure Auction discussed in Item 4 above, neither Primestone, PG LLC nor PGI directly holds or is deemed to share beneficial ownership of any Common Shares or Common Units of the Issuer.

     (b) Reschke has the sole power to direct the vote and disposition of 562,298 Common Shares directly beneficially owned by Reschke, assuming exercise of his options. Neither Primestone, PG LLC nor PGI has the sole power to direct the vote and disposition of any Common Shares or Common Units.


                         (Continued on following pages)

     By virtue of (i) his ownership of an approximate 51.24% equity interest in PGLPI (the managing general partners of PG-VI), and (ii) his capacity as managing general partner of PGLP, Reschke may be deemed to share the power to direct the vote and disposition of the 304,097 Common Shares beneficially owned by PG-VI (assuming exchange of PG-VI's Common Units for Common Shares), and the 74,000 Common Shares directly held by PGLP.


     (c) Except for the Common Units transferred in connection with the Foreclosure Auction described in Item 4 above, neither Reschke, Primestone, PG LLC, PGI, nor, to the best of their knowledge, any of the executive officers or directors of PGI, has effected any transaction in securities of the Issuer during the past 60 days.

     (d) Other than (i) LaSalle Bank National Association, a national banking association ("LaSalle") pursuant to the terms and conditions of a Pledge Agreement, dated as of August 22, 2000 (as amended, the "LaSalle Pledge Agreement"), by and between PG-VI and LaSalle, pursuant to which PG-VI has pledged to LaSalle its 256,572 Common Shares and its 47,525 Common Units; and
(ii) the clearing agent for PGLP's broker pursuant to the terms and conditions of the customer agreement between PGLP and the clearing agency for its broker, dated as of December 21, 1994 (the "Margin Account Agreement"), pursuant to which the clearing agent has a security interest in PGLP's 74,000 Common Shares, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, securities of the Issuer (or securities exchangeable for securities of the Issuer) held by Reschke, PG-VI or PGLP, except for Reschke, PG-VI or PGLP.

     As described in Item 4, defaults were declared under both the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement, and Vornado commenced foreclosure proceedings against the 7,944,893 Common Units securing those loans. On April 30, 2002 in New York City, Vornado held the Foreclosure Auction. Vornado bid for, and as a result, according to the Vornado May 2002 13D and the Transfer Notice, claims to have purchased, the 7,944,893 Common Units for $8.35 per Common Unit, which allegedly was paid be reducing a portion of the outstanding indebtedness under the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement.

     (e) Effective as of April 30, 2002, as a result of the Foreclosure Auction, neither Primestone, PG LLC nor PGI is deemed to be the beneficial owner of more than 5% of the Common Shares of the Issuer.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As a result of the Foreclosure Auction discussed in Item 4 above, Vornado has now claimed beneficial ownership of the 7,944,893 Common Units held by Primestone that secured the repayment of the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement pursuant to the PBF Security Agreement and Vornado Security Agreement. In addition, due to the Foreclosure Auction, Primestone is no longer considered a beneficial owner of any Common Shares or Common Units of the Issuer and thus Reschke is no longer considered to control the 7,944,893 Common Units previously beneficially owned by Primestone.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.




EXHIBIT NO.             DESCRIPTION
-----------             -----------
Exhibit 99.1      Amendment One to Joint Filing Statement, dated May 22, 2002, by each of Michael W. Reschke, The Prime Group, Inc.,
                  PG/Primestone, L.L.C. and Primestone Investment Partners L.P.


                         (Continued on following pages)


                  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry. Pursuant to Rule 13d-4 under the Exchange Act of 1934, as amended (the "Exchange Act"), each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities covered by this statement.










                         (Continued on following pages)
                                  Page 13 of 17

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                       /s/ Michael W. Reschke
                                       ----------------------------------
                                       Michael W. Reschke

                                       Dated: May 22, 2002









                         (Continued on following pages)
                                  Page 14 of 17

                                    SIGNATURE

     After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                      PRIMESTONE INVESTMENT PARTNERS L.P.

                                      By: PG/Primestone, L.L.C.,
                                          its general partner

                                      By: The Prime Group, Inc.,
                                          its Administrative Member

                                      By: /s/  Michael W. Reschke
                                      ------------------------------
                                      Name:  Michael W. Reschke
                                      Title: President

                                      Dated: May 22, 2002










                         (Continued on following pages)
                                  Page 15 of 17

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                       PG/PRIMESTONE, L.L.C.

                                       By: The Prime Group, Inc.,
                                           its Administrative Member

                                       By: /s/ Michael W. Reschke
                                           -----------------------------
                                           Name: Michael W. Reschke
                                           Title: President

                                       Dated: May 22, 2002








                         (Continued on following pages)
                                  Page 16 of 17

                                    SIGNATURE

     After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                       THE PRIME GROUP, INC.

                                       By: /s/ Michael W. Reschke
                                           -----------------------------
                                           Name: Michael W. Reschke
                                           Title: President

                                       Dated: May 22, 2002






                                  Page 17 of 17